NEWS RELEASE

Canarc Closes $300,000 Convertible Debenture

Vancouver, Canada - February 25, 2011- Canarc Resource Corp. (TSX: CCM, OTC-BB: CRCUF, FSE: CAN) announces that it has completed the issuance of the previously reported $300,000 convertible debenture to Effisolar Energy Corporation in consideration for the interest free $300,000 loan Effisolar provided to Canarc to facilitate Canarc’s purchase of the Relief Canyon Assay Lab near Lovelock, Nevada.

The convertible debenture will automatically convert on March 2, 2011 into 1,282,051 common shares of the Company.  For Canadian securities laws purposes, the Common Shares issued pursuant to the Debenture financing shall have a hold period of four months and one day from the distribution date.

Canarc Resource Corp. is a growth-oriented, gold exploration company listed on the TSX: CCM the OTC: CRCUF and the FSE: CAN.  Canarc is focused on seeking a partner to advance its 1.1 million ounce high-grade, underground, New Polaris gold mine project in north-western British Columbia to the feasibility stage and on exploring its Tay LP gold property in south-central Yukon.

CANARC RESOURCE CORP.

Per:

/s/ Bradford J. Cooke

Bradford J. Cooke

Chairman and C.E.O.

For more information, please contact Gregg Wilson at Toll Free: 1-877-684-9700, tel: (604) 685-9700, fax: (604) 685-9744, email: info@canarc.net or visit our website, www.canarc.net.

CAUTIONARY DISCLAIMER – FORWARD LOOKING STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States private securities litigation reform act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Such forward-looking statements and information herein include, but are not limited to, statements regarding Canarc’s anticipated future performance, including the acquisition, exploration, development and exploitation of gold properties and related assets. The Company does not intend to, and does not assume any obligation to update such forward-looking statements or information, other than as required by applicable law. Forward-looking statements or information involve known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Canarc and its operations to be materially different from those expressed or implied by such statements. Such factors are described in the section “risk factors” contained in the Company’s most recent form 20F/Annual Information Form filed with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or information, there may be other factors that cause results to be materially different from those anticipated, described, estimated, assessed or intended. There can be no assurance that any forward-looking statements or information will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements or information. The Company expressly disclaims any obligation to update any forward-looking statements other than as required by applicable law. Accordingly, readers should not place undue reliance on forward-looking statements or information.